

September 27, 2016

Hill International, Inc.
John Fanelli III, Chief Financial Officer
One Commerce Square
2005 Market Street, 17th floor
Philadelphia, PA 19103

>   **Re: Hill International, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2015**
>   **Filed March 29, 2016**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **June 30, 2016**
>   **Filed August 5, 2016**
>   **File No. 001-33961**

Dear Mr. Fanelli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Results of Operations, page 34

1. You note a decrease in revenue of $13.9 million in Iraq "due to the political turmoil." Considering the recent impact political instability had on accounts receivable with Libya and your stated slowdown of collections primarily in the Middle East on page 69, please provide us with a detail of billed and unbilled accounts receivable on contracts with and in Iraq, along with any associated reserves. Provide us with an analysis of any past due accounts receivable, including how long they have been outstanding, whether they have been reserved, and the background and basis for your reserve policy.

2. We note bad debt expense increased during 2015 to $9.1 million of which $3.4 million relates to the Middle East. Tell us how the bad debt expense relates to the accounts

identified above that are past due and why there was such a significant increase during 2015.

Liquidity and Capital Resources, page 42

3. On page 42 you state that additional delays in payments from MOTC and other foreign governments may have a negative impact on your financial covenants. Please tell us specifically how the aged billed accounts receivable amounts impact your covenant calculations and whether the decision to reserve a receivable amount impacts your covenants.

Form 10-Q for the quarterly period ended June 30, 2016

Note 4 – Accounts Receivable, page 7

4. Please tell us the reasons for the increase in long-term retainage receivable, as of June 30, 2016. Also, please explain the reasons underlying the increase in the headroom between long-term retainage receivable and payable.

5. Please tell us the amount of any reserve established on the net accounts receivable of $31,400,000, as of June 30, 2016, relating to the Oman Airport project with MOTC. Please tell us whether you received the anticipated $14.3 million payment in the third quarter and quantify the amount of accounts receivable that remain past due.

6. Please disclose the amounts included in billed and unbilled accounts receivable related to change orders, claims, disputes and similar items. Refer to Rule 5-02.3(c)(3) of Regulation S-X.

7. Please describe to us balances in unbilled accounts receivable related to contracts where the customer is past due on their billed accounts receivable.

8. Please tell us the amount of billed accounts receivable outstanding for over one year as of June 30, 2016, with information on the accompanying reserves. Provide us a discussion of contracts that are a material component of this balance, including the background and basis for your conclusions regarding the appropriate amount of reserve.

Results of Operations, page 25

9. You attribute the $8.5 million decrease in international Project Management consulting fee revenue and $4.2 million decrease in related gross profit to decreases throughout the Middle East. Please explain the specific underlying reasons for the decrease in consulting fee revenue in the Middle East. Provide an analysis of any trends or circumstances expected to impact future operations.

Mr. Fanelli
Hill International, Inc.
September 27, 2016
Page 3

<u>Liquidity and Capital Resources, page 31</u>

10. Please disclose the amount of available borrowing capacity under your credit facilities that could be obtained without violating financial covenants, if different.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3355 or Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3854 if you have questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction